                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A


                  Under the Securities Exchange Act of 1934*

                               (AMENDMENT NO. 4)

                          VIDEO JUKEBOX NETWORK, INC.
______________________________________________________________________________
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
______________________________________________________________________________
                         (Title of Class of Securities)

                                   92656G108
______________________________________________________________________________
                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                            Executive Vice President
                              and General Counsel
                           Tele-Communications, Inc.
                                5619 DTC Parkway
                              Englewood, CO  80111
                                 (303) 267-5500
______________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 8, 1996
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92656G108
          ---------
________________________________________________________________________________
     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Tele-Communications, Inc.
          84-1260157
________________________________________________________________________________
     (2)  Check the Appropriate Box if a Member of a Group
                                                   (a)  [  ]
                                                   (b)  [  ]
________________________________________________________________________________
     (3)  SEC Use Only
________________________________________________________________________________
     (4)  Source of Funds


- --------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                [  ]
- --------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Delaware
- --------------------------------------------------------------------------------
 Number of            (7)  Sole Voting Power         1,203,464 Shares
Shares Bene-    _____________________________________________________
  ficially            (8)  Shared Voting Power       0 Shares
 Owned by       _____________________________________________________
Each Report-          (9)  Sole Dispositive Power    1,203,464 Shares
 ing Person     _____________________________________________________
   With              (10)  Shared Dispositive Power  0 Shares
- ---------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          1,203,464 Shares
________________________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]

          Does not include any shares which the Reporting Person may be deemed to beneficially own as a result of its equity interest in Lenfest Communications, Inc. See Item 5 below. The Reporting Person disclaims beneficial ownership of all of such shares.

________________________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11)

          5.0%
________________________________________________________________________________
     (14) Type of Reporting Person (See Instructions)

          CO

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

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 4)

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          VIDEO JUKEBOX NETWORK, INC.
                         (Commission File No. 0-15445)


          Tele-Communications, Inc., a Delaware corporation ("TCI" or the "Reporting Person"), hereby amends and supplements its Report on Schedule 13D as originally filed on August 15, 1994, as amended and supplemented, including most recently by Amendment No. 3 thereto ("Amendment No. 3") filed on June 26, 1996 (collectively, the "Report"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Video Jukebox Network, Inc., a Florida corporation (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings given to such terms in the Report.

          The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto which agreements and documents are hereby incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Item 4 is hereby amended and supplemented by adding the following information thereto:

          Liberty has terminated its rights and obligations under the Amended Letter Agreement pursuant to the provision thereof that make Liberty's obligations under the Amended Letter Agreement subject to the approval of the Board of Directors of Liberty.

          Except as otherwise disclosed in this Report, the Reporting Person has not made any decision concerning its course of action with respect to the Company. The Reporting Person could decide, depending on market and other factors, to dispose of shares of the Company's Common Stock beneficially owned by it, to acquire additional Common Stock or other equity securities of the Company or to take any other available course of action. In this regard, the

Reporting Person intends to continuously review its investment in the Company and may in the future determine to change its present plans and proposals relating to the Company. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, including, without limitation, the Company's business and financial condition and prospects, other developments concerning the Company, the effect of legal and regulatory requirements applicable to the Company and the Reporting Person, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, developments in the television and entertainment industries generally, general economic conditions and money and stock market conditions.

          Other than as described herein, none of the Reporting Person, or to the best of the Reporting Person's knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

          Notwithstanding anything contained herein, the Reporting Person reserves the right, depending on other relevant factors, to purchase additional securities of the Company, dispose of all or a portion of its holdings of securities in the Company, or change its intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

          Item 5 is hereby amended and supplemented by adding the following information thereto:

          As a result of the termination of the parties' respective obligations under the Amended Letter Agreement, TCI beneficially owns an aggregate of 1,203,464 shares of Common Stock of the Company, which consists of the shares of Common Stock beneficially owned by TCI prior to the execution of the Amended Letter Agreement.

          Statements herein relating to TCI's beneficial ownership of the Common Stock do not include any shares of Common Stock which TCI may be deemed to beneficially own by virtue of its ownership of certain equity securities of Lenfest Communications, Inc. ("LCI"), of which StarNet, Inc. (a party to the Amended Letter Agreement) is a subsidiary. TCI does not have or share voting or dispositive power as to any shares of Common Stock held by LCI or its subsidiaries or affiliates (including StarNet, Inc.) by reason of the ownership of such equity securities of LCI by TCI. TCI disclaims beneficial ownership of any of the shares of the Company's Common Stock beneficially owned by LCI.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF ISSUER
          -----------------------

          Item 6 is hereby amended and supplemented by adding the following information thereto:

          The information contained under Item 4 above is hereby incorporated by reference.

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

                                   SIGNATURE
                                   ---------



     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  July 9, 1996


                                 TELE-COMMUNICATIONS, INC.



                                 By:  /s/ Stephen M. Brett
                                     ------------------------------------
                                     Name:  Stephen M. Brett
                                     Title: Executive Vice President

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